Goodwin Procter LLP 901 New York Avenue, NW Washington, D.C. 20001 goodwinlaw.com +1 202 346 4000

September 23, 2016

VIA EDGAR

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	GE Investments Funds, Inc. (File Nos. 002-91369 and 811-04041)

Dear Mr. Cowan:

On behalf of GE Investments Funds, Inc. (the “Registrant”), we are submitting this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) via telephone on September 16, 2016 regarding the Registrant’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), as filed with the SEC on September 13, 2016. The Proxy Statement was filed in connection with the sale of the asset management and advisory business conducted by GE Asset Management Incorporated (“GEAM”), and certain of its subsidiaries, to State Street Corporation (the “Transaction”) pursuant to which SSGA Funds Management, Inc. replaced GEAM as investment adviser to each series of the Registrant (the “Funds”) upon consummation of the Transaction on July 1, 2016.

For your convenience, a summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in the Proxy Statement.

Background on the Proposals

Comment 1: In response to the question “Does the approval of one Proposal depend on the approval of the other Proposal?”, please clarify that the Board would be permitted to change the name of the Registrant to State Street Variable Insurance Series Funds, Inc. without shareholder approval in the event that Proposal 2, but not Proposal 1, is approved by shareholders.

Response 1: The Registrant has made the requested change.

Voting Information

Comment 2: In the first paragraph of the sub-section entitled “Voting by Insurance Companies”, please confirm that certain of the Separate Accounts are excluded from the definition of “investment company” for purposes of the 1940 Act and therefore are not registered with the SEC under the 1940 Act.

Mr. Cowan

September 23, 2016

Response 2: The Registrant hereby confirms that certain of the Separate Accounts are excluded from the definition of “investment company” for purposes of the 1940 Act and therefore are not registered with the SEC under the 1940 Act.

Comment 3: In the fifth paragraph of the sub-section entitled “Voting by Insurance Companies”, please clarify that in the unlikely event that an Insurance Company determines not to vote the shares of a Fund held by its Separate Account at the Meeting, the Insurance Company may re-solicit instructions for voting shares of such Fund from the variable contract owners having contract values allocated to such Separate Account.

Response 3: The Registrant has made the requested change.

Voting Instruction Card

Comment 4: Please confirm that the Voting Instruction Card discloses the entity on whose behalf the proxy solicitation is being made in accordance with Rule 14a-4(a)(1) under the Securities Exchange Act of 1934.

Response 4: The Registrant has revised the Voting Instruction Card to further clarify that the Board of Directors of the Registrant is the entity on whose behalf the proxy solicitation is being made.

Comment 5: Please clarify on which side of the Voting Instruction Card the variable contract owners should provide their signature and the date.

Response 5: The Registrant has made the requested change.

*        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 346-4116 if you wish to discuss this correspondence further.

Sincerely,

/s/ Andrew L. Zutz

Andrew L. Zutz

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